SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 61)*

                               NL INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.125 par value
                         (Title of Class of Securities)

                                   629156 40 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 2000
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      20.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and BK

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      79.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                          8,000
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,420,406
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                           8,000

                               10     SHARED DISPOSITIVE POWER

                                                     40,420,406

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,000

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN


                                AMENDMENT NO. 61
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, $0.125 par value per share (the "Shares"), of NL Industries, Inc., a New Jersey corporation (the "Company"). Items 2, 4 and 5 of this Statement are hereby amended as set forth below. This Statement reflects the purchases by the Company of Shares, which purchases have increased the percentage of outstanding Shares owned by the Reporting Persons (as defined below).

Item 2.  Identity and Background.

     Item 2 is amended and restated as follows:

     (a) This Statement is filed (i) by Tremont Corporation ("Tremont") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont and Valhi (as described below in this Statement), by Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Valhi and Tremont are the direct holders of approximately 59.3% and 20.1%, respectively, of the 50,842,140 Shares outstanding as of February 22, 2000 according to information received from the Company (the "Outstanding Shares"). Valhi and Tremont may be deemed to control the Company. Valhi, the Foundation, the Company and the CMRT are the direct holders of approximately 50.2%, 3.9%, 0.6% and 0.1%, respectively, of the outstanding shares of common stock of Tremont. Valhi may be deemed to control Tremont. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 81.8%, 9.5%, 1.2%, 0.5%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is also the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held either by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or by Mr. Simmons directly. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 0.1% of each of the outstanding shares of Tremont and Valhi common stock. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 3.9% of the outstanding Tremont common stock and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Valmont Insurance Company ("Valmont") and a subsidiary of the Company directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and the subsidiary of the Company as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of the Company and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares that Valhi and Tremont hold directly. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 69,475 Shares, 3,747 shares of Tremont common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b) The principal office of Tremont is 1999 Broadway, Suite 4300, Denver, Colorado 80202. The principal offices of Valhi, VGI, National, NOA, Dixie Holding and Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal office of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal office of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) Tremont is principally engaged through the Company in the production of titanium dioxide pigments and through other companies in the production of titanium metal products and in real estate development.

     In addition to activities engaged in through Tremont, the Company and the companies they may be deemed to control, Valhi is engaged through other companies in the ergonomic computer support systems, precision ball bearing slides, security products and waste management industries.

     In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable; (ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

     The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The  Foundation  is  a  tax-exempt   foundation  organized  for  charitable
purposes.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National, Valhi and Tremont are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 4.  Purpose of Transaction.

     No change to Item 4 except for the following:

     Certain of the persons named in Schedule B to this Statement, namely Harold
C. Simmons, Glenn R. Simmons, J. Landis Martin and Susan E. Alderton are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows:

     (a) Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons are the direct beneficial owners of 30,135,390, 10,215,541, 69,475 and 2,000 Shares, respectively. In addition, Harold C. Simmons holds stock options exercisable for 6,000 Shares, which stock options will not all vest within 60 days of the filing of this Statement.

     By virtue of the relationships described under Item 2 of this Statement:

     (1) Tremont may be deemed to be the beneficial owner of the 10,215,541 Shares (approximately 20.1% of the Outstanding Shares) directly held by Tremont;

     (2) Valhi,  VGI,  National,  NOA,  Dixie  Holding,  Dixie Rice,  Southwest,
Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 40,350,931 Shares (approximately 79.4% of the Outstanding Shares) directly held by Valhi and Tremont; and

     (3) Harold C. Simmons may be deemed to be the beneficial owner of the 40,428,406 Shares (approximately 79.5% of the Outstanding Shares) directly held by Valhi, Tremont, Mr. Simmons' spouse and himself and including the 6,000 Shares that Mr. Simmons can acquire by exercise of stock options.

     Mr. Simmons disclaims beneficial ownership of all Shares, except the 2,000 Shares that he holds directly.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

     (b) By virtue of the relationships described in Item 2:

     (1) Tremont may be deemed to share the power to vote and direct the disposition of the 10,215,541 Shares that Tremont directly holds;

     (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 40,350,931 Shares that Valhi and Tremont directly hold;

     (3) Harold C. Simmmons may be deemed to share the power to vote and direct the disposition of the 40,420,406 Shares that Valhi, Tremont and Mr. Simmons' spouse directly hold; and

     (4) Harold C. Simmmons may be deemed to have the sole power to vote and direct the disposition of the 2,000 Shares that he holds directly and the 6,000 shares that he can acquire pursuant to the exercise of stock options.

     (c) None.

     (d) Each of Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares that such entity or person directly holds.
     (e) Not applicable.



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 3, 2000




                                        /s/ Harold C. Simmons
                                        --------------------------------
                                        Harold C. Simmons
                                        Signing  in the  capacities  listed
                                        on  Schedule  "A"  attached  hereto  and
                                        incorporated herein by reference.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 3, 2000




                                        /s/ J. Landis Martin
                                        --------------------------------
                                        J. Landis Martin
                                        Signing  in  the  capacity listed
                                        on  Schedule  "A"  attached  hereto  and
                                        incorporated herein by reference.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 3, 2000





                                        /s/ Steven L. Watson
                                        --------------------------------
                                        Steven L. Watson
                                        Signing  in the  capacities  listed
                                        on  Schedule  "A"  attached  hereto  and
                                        incorporated herein by reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as chairman of the board, chief executive officer and president of TREMONT CORPORATION.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

     Schedule B is hereby amended and restated as follows:

     The names of the directors and executive officers of the Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Corporation
("Tremont"),  Valhi Group,  Inc.  ("VGI") and Valhi,  Inc.  ("Valhi")  and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.



                          Name                                            Present Principal Occupation
             ------------------------------                            ---------------------------------

Susan E. Alderton (1)                                      Vice   president  and  chief   financial   officer  of  NL
                                                           Industries, Inc. (the "Company"); and director of Tremont.

Eugene K. Anderson                                         Vice  president  of Contran,  Dixie  Holding,  Dixie Rice,
                                                           NOA, National,  Southwest, VGI and Valhi; and treasurer of the Foundation.

Richard J. Boushka (2)                                     Principal  of  Boushka  Properties,  a private  investment firm; and a director of Tremont.

F. Murlyn Broussard (3)                                    Treasurer of Southwest.

Norman S. Edelcup (4)                                      Senior vice president of Item  Processing of America Inc., a processing service bureau; and a director of Valhi.

Lisa Simmons Epstein                                       Director and president of the Foundation.

Kenneth R. Ferris (5)                                      Distinguished  Professor at the American  Graduate  School
                                                           of International Management; and a director of Valhi.

Edward J. Hardin (6)                                       Partner  of the law firm of  Rogers &  Hardin  LLP;  and a
                                                           director  of  Valhi  and  CompX   International   Inc.,  a
                                                           manufacturer of computer  support  systems,  drawer slides and  security  products  that  is  affiliated  with  Valhi
                                                           ("CompX").

J. Mark Hollingsworth                                      Vice  president  and  general  counsel of  Contran,  Dixie
                                                           Holding,  Dixie Rice, NOA,  National,  Southwest,  VGI and
                                                           Valhi;  and general counsel of the  Foundation,  CompX and
                                                           The Combined  Master  Retirement  Trust, a trust formed by
                                                           Valhi to permit the  collective  investment by trusts that maintain  the assets of  certain  employee  benefit  plans adopted by Valhi and related companies (the "CMRT").

Keith A. Johnson                                           Controller of the Foundation.

William J. Lindquist                                       Director  and senior  vice  president  of  Contran,  Dixie
                                                           Holding,  NOA,  National and VGI; senior vice president of
                                                           Dixie Rice, Southwest and Valhi.

A. Andrew R. Louis                                         Secretary of Contran,  CompX,  Dixie Holding,  Dixie Rice,
                                                           NOA, National, Southwest, VGI, and Valhi.

Kelly D. Luttmer                                           Tax  director  of Contran,  CompX,  Dixie  Holding,  Dixie
                                                           Rice, NOA, National, Southwest, VGI and Valhi.

J. Landis Martin (7)                                       President,  chief executive  officer and a director of the
                                                           Company;  chairman  of  the  board,  president  and  chief
                                                           executive  officer  of  Titanium  Metals  Corporation,   a
                                                           producer  of titanium  metal  products  ("TIMET")  that is affiliated  with  Tremont;  and  chairman  of  the  board, president and chief executive officer of Tremont.

Andrew McCollam, Jr. (3)                                   President  and  director of  Southwest;  director of Dixie
                                                           Rice; and a private investor.

Harold M. Mire (8)                                         Vice president of Dixie Rice and Southwest.

Robert E. Musgraves (7)                                    Executive  vice  president-legal  and  administration  and secretary of TIMET;  and vice  president,  general counsel and secretary of Tremont.

Bobby D. O'Brien                                           Vice  president and treasurer of Contran,  Dixie  Holding,
                                                           Dixie  Rice,  NOA,  National,  VGI  and  Valhi;  and  vice president of Southwest.

Glenn R. Simmons                                           Vice  chairman  of the board of  Contran,  Dixie  Holding,
                                                           NOA,  National,  VGI and Valhi;  chairman  of the board of
                                                           Keystone Consolidated  Industries,  Inc.  ("Keystone"),  a
                                                           manufacturer  of steel rod, wire and wire products that is affiliated  with  Contran;  director  and  executive  vice president  of  Southwest  and Dixie Rice;  and director of the Company, CompX, TIMET and Tremont.

Harold C. Simmons                                          Chairman  of the  board  and chief  executive  officer  of
                                                           Contran, Dixie Holding,  Dixie Rice, the Foundation,  NOA,
                                                           National,  Southwest, VGI and Valhi; chairman of the board of the  Company;  director  of  Tremont;  and  trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (8)                                       Director and president of Dixie Rice.

Thomas P. Stafford (9)                                     Co-founder  of  Stafford,   Burke  and  Hecker,   Inc.,  a
                                                           consulting  company;  director of the  Company,  TIMET and
                                                           Tremont;   and  director  of   Allied-Signal,   Inc.,  CMI
                                                           Corporation and Seagate Technologies, Inc.

Avy H. Stein (10)                                          Managing  partner of Willis,  Stein & Partners,  a private equity investment firm; and director of Tremont.

Gregory M. Swalwell                                        Vice president and  controller of Contran,  Dixie Holding,
                                                           NOA,  National,  VGI and Valhi;  vice  president  of Dixie
                                                           Rice and Southwest.

J. Walter Tucker, Jr. (11)                                 President,  treasurer  and a director of Tucker & Branham,
                                                           Inc.,  a  mortgage  banking,  insurance  and  real  estate company;  vice  chairman of the board of  Keystone;  and a director of Valhi.

Mark A. Wallace (7)                                        Executive  vice president and chief  financial  officer of
                                                           TIMET;  and vice president,  chief  financial  officer and treasurer of Tremont.

Steven L. Watson                                           Director and  president of Contran,  Dixie  Holding,  NOA,
                                                           National,  VGI and  Valhi;  director  and  executive  vice president  of Dixie Rice;  director,  vice  president  and secretary of the  Foundation;  executive vice president of
                                                           Southwest; and a director of CompX, Keystone and TIMET.

----------

(1) The principal business address for Ms. Alderton is 70 East 55th Street, 8th Floor, New York, New York 10022. Ms. Alderton is a citizen of the United Kingdom.

(2) The principal business address for Mr. Boushka is 7701 East Kellogg, Suite 650, Wichita, Kansas 67207.

(3) The principal business address for Messrs. Broussard and McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. Edelcup is 5190 N.W. 167th Street, Suite 300, Miami, Florida 33014.

(5) The principal business address for Dr. Ferris is 15249 North 59th Avenue, Glendale, Arizona 85306-6000.

(6) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(7) The principal business address for Messrs. Martin, Musgraves and Wallace is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(8) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(9) The principal business address for Mr. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(10) The principal business address for Mr. Stein is 227 West Monroe St., Suite 4300, Chicago, Illinois 60606.

(11) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.


                                   SCHEDULE C

     Schedule C is hereby amended and restated as follows:

     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:


                           Name                                      Shares Held                  Options Held (1)
             -------------------------------                      ----------------                ----------------
Susan E. Alderton (2)                                                    53,222                         82,200

Eugene K. Anderson                                                           -0-                            -0-

Richard J. Boushka                                                           -0-                            -0-

F. Murlyn Broussard                                                          -0-                            -0-

Norman S. Edelcup                                                            -0-                            -0-

Lisa Simmons Epstein                                                      1,000                             -0-

Kenneth R. Ferris (3)                                                     3,000                             -0-

Edward J. Hardin                                                             -0-                            -0-

J. Mark Hollingsworth (4)                                                   500                             -0-

Keith A. Johnson (5)                                                      3,953                             -0-

William J. Lindquist                                                         -0-                            -0-

A. Andrew R. Louis                                                            0                              0

Kelly D. Luttmer                                                             -0-                            -0-

J. Landis Martin (6)                                                    227,772                        493,000

Andrew McCollam, Jr.                                                         -0-                            -0-

Harold M. Mire                                                               -0-                            -0-

Robert E. Musgraves                                                          -0-                            -0-

Bobby D. O'Brien                                                             -0-                            -0-

Glenn R. Simmons                                                          3,800                          4,000

Harold C. Simmons (7)                                                     2,000                          4,000

Richard A. Smith                                                             -0-                            -0-

Thomas P. Stafford                                                           -0-                            -0-

Avy H. Stein                                                                 -0-                            -0-

Gregory M. Swalwell                                                          -0-                            -0-

J. Walter Tucker, Jr.                                                        -0-                            -0-

Mark A. Wallace                                                              -0-                            -0-

Steven L. Watson                                                          8,000                             -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 12,065 Shares credited to Ms. Alderton's account under the NL Industries, Inc. Retirement Savings Plan (the "Savings Plan").

(3) Comprises 3,000 Shares Dr. Ferris holds in his individual retirement account.

(4) Comprises 500 Shares Mr. Hollingsworth holds in his individual retirement account.

(5) Includes 400 Shares that Mr. Johnson's spouse holds in an individual retirement account.

(6) Includes 17,631 Shares credited to Mr. Martin's account under the Savings Plan.

(7) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5 of this Statement. Item 5 of this Statement reports all Shares issuable pursuant to the exercise of Mr. Simmons' stock options, regardless of vesting, while this Schedule C reports only those Shares that Mr. Simmons can receive within 60 days of the date of this Statement upon exercise of his stock options. Mr. Simmons disclaims beneficial ownership of all Shares except for the 2,000 Shares that he holds directly.